                                                                    EXHIBIT 99.2

                 SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF

                          SHAMIR OPTICAL INDUSTRY LTD.

                                  MARCH 4, 2010

                           Please date, sign and mail
                             your proxy card in the
                           envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.

        THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE
                            PROPOSALS LISTED BELOW.

         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

                                                                      SPECIAL GENERAL MEETING
                                                                                                                 FOR  AGAINST  ABSTAIN
                                                   1.   Approval of a new compensation arrangement for Mr. Uzi
                                                        Tzur, the Chairman of the Company's Board of Directors.  [_]    [_]      [_]

                                                        Do you have a personal interest in the transactions      YES    NO
                                                        underlying Proposal 1? (Please note: If you do not mark
                                                        either Yes or No, your shares will not be voted for      [_]    [_]
                                                        Proposal 1).
                                                                                                                 FOR  AGAINST  ABSTAIN
                                                   2.   Approval of a grant of 23,540 options to each of Mr.
                                                        Uzi Tzur, the Chairman of the Company's Board of         [_]    [_]      [_]
                                                        Directors, Mr. Giora Ben Ze'ev, a member of the
                                                        Company's Board of Directors, and Ms. Efrat Cohen, a
                                                        member of the Company's Board of Directors.

                                                        Do you have a personal interest in the transactions      YES    NO
                                                        underlying Proposal 2? (Please note: If you do not mark
                                                        either Yes or No, your shares will not be voted for      [_]    [_]
                                                        Proposal 2).
                                                                                                                 FOR  AGAINST  ABSTAIN
                                                   3.   Approval of a new compensation arrangement for Mr.
                                                        Giora Ben Ze'ev, a member of the Company's Board of      [_]    [_]      [_]
                                                        Directors.
                                                                                                                 FOR  AGAINST  ABSTAIN
                                                   4.   Approval of a grant of 23,540 options to Mr. Israel Oz,
                                                        a member of the Company's Board of Directors.            [_]    [_]      [_]
To change the address on your account, please [_]
check the box at right and indicate your new            PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING
address in the address space above. Please              THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND
note that changes to the registered name(s)             RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES
on the account may not be submitted via this            CAN NOT BE VOTED.
method.

In their discretion, the proxies are authorized
to vote upon such other business as may properly
come before the Special General Meeting of
Shareholders.

THIS PROXY, WHEN PROPERLY EXECUTED,  WILL BE
VOTED IN THE MANNER DIRECTED HEREIN BY THE
UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS
MADE, THE PROXY WILL NOT BE VOTED FOR PROPOSALS
1 OR 2. SHOULD ANY OTHER MATTER REQUIRING A
VOTE OF THE SHAREHOLDERS ARISE, THE PROXIES
NAMED ABOVE ARE AUTHORIZED TO VOTE IN ACCORDANCE
WITH THEIR BEST JUDGMENT IN THE INTEREST OF THE
COMPANY.

Signature of Shareholder ______________  Date: _______  Signature of Shareholder ______________  Date: _______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                          SHAMIR OPTICAL INDUSTRY LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Shamir Optical Industry Ltd. (the "Company"), do hereby nominate, constitute and appoint Mr. David Bar-Yosef and Mr. Yagen
Moshe, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of February 2, 2010, at the Special General
Meeting of Shareholders to be held on March 4, 2010 (or as otherwise adjourned).
By my signature, I herby revoke any and all proxies previously given.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)